SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the day of: May 30, 2013

Commission File Number 001-32500

TANZANIAN ROYALTY EXPLORATION CORPORATION

(Registrant's name)

404-1688 152nd Street

South Surrey, BC V4A 4N2

Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓ Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Attached hereto as Exhibit 1 and incorporated by reference herein are the Registrant's News Release dated May 30, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tanzanian Royalty Exploration Corporation
(Registrant)

James E. Sinclair
Date: May 30, 2013	_______________________________
James E. Sinclair, President and CEO

Exhibit 1

Connecticut Office:	Form 20-F, File No. 001-32500
93 Benton Hill Road	Trade Symbol:
Sharon, CT 06069	TSX: TNX
Tel: (860) 364-1830	NYSE MKT LLC: TRX
Fax: (860) 364-0673	South Surrey Office:
Suite 404 – 1688 152nd Street
South Surrey, BC V4A 4N2
Toll Free: 1-800-811-3855
Email: investors@TanzanianRoyalty.com	Tel: (604) 536-7873
Website: www.TanzanianRoyaltyExploration.com	Fax: (604) 536-2529
News Release – May 30, 2013

Tanzanian Royalty Granted Mineral Rights

and Mining License at Kigosi

Tanzanian Royalty Exploration Corporation is pleased to announce that the Company’s Kigosi Project in Tanzania has been granted a Mineral Rights and Mining License through its wholly owned subsidiary, Tanzania American International Development Corporation 2000 Limited (“Tanzam”). The Mineral Rights and Mining License covers the entire area applied for, 9.91 square kilometres of the Kigosi Project.

The grant of a Mining License allows for eventual production at Kigosi. The Kigosi Project has been certified for its environmental worthiness and safety following multiple stages of review and permits, including town hall meetings and focus group discussions among local and district residents and stakeholders, as well as local and national government regulators.

The Kigosi Project represents one of five projects – the others are Itetemia, Buckreef, Bingwa and Tembo - that are included in the Company’s production plan.

It is the Company’s intention to move to production on all gold properties that qualify, while at the same time expanding exploration on the base metals project in the Kabanga Nickel Belt. The latter will be undertaken by its subsidiary, Northwestern Base Metals Company Limited, a company whose investors also include the State Mining Corporation of Tanzania (Stamico) and Beijing Songshanheli Mining Investment Co., a Beijing-based mining company. The properties under the operatorship of Northwestern Base Metals Company Limited are being evaluated as exploration prospects primarily for tungsten, nickel, cobalt and other base metals such as cassiterite and coltan.

Respectfully submitted,

Joseph Kahama

Chairman and Chief Operating Officer (Tanzania)

For further information, please contact Investor Relations at 1-800-811-3855

Visit our website: www.TanzanianRoyalty.com

The Toronto Stock Exchange and NYSE MKT LLC have not reviewed and do not accept responsibility for the adequacy or accuracy of this release

Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission limits disclosure for U.S. reporting purposes to mineral deposits that a company can economically and legally extract or produce. We use certain terms on this news release, such as “reserves”, “resources”, “geologic resources”, “proven”, “probable”, "measured", "indicated", or "inferred" which may not be consistent with the reserve definitions established by the SEC.  U.S. Investors are urged to consider closely the disclosure in our SEC filings.  You can review and obtain copies of these filings from the SEC's website at http://www.sec.gov/edgar.shtml

This news release contains certain forward-looking statements and forward-looking information. All statements, other than statements of historical fact, included herein are forward-looking statements and forward-looking information that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time-to-time with the British Columbia, Alberta and Ontario provincial securities regulatory authorities.

Certain information presented in this release may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on numerous assumptions, and involve known and unknown risks, uncertainties and other factors, including risks inherent in mineral exploration and development, which may cause the actual results, performance, or achievements of the Company to be materially different from any projected future results, performance, or achievements expressed or implied by such forward-looking statements. Investors are referred to our description of the risk factors affecting the Company, as contained in our SEC filings, including our annual report on Form 20-F and Registration Statement on Form F-10, as amended, for more information concerning these risks, uncertainties, and other factors.